Feldman Mall Properties, Inc.
3225 N. Central Avenue
Suite 1205
Phoenix, Arizona 85012

VIA EDGAR AND FACSIMILE

December 13, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jeffrey A. Shady, Esq.

          Re:      Feldman Mall Properties, Inc.
                     Registration Statement on Form S-11 (File No. 333-118246)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Feldman Mall Properties, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on Wednesday, December 15, 2004 at 3:00 p.m., Eastern Standard Time, or as soon thereafter as practicable, unless we or our outside counsel, Clifford Chance US LLP, request by telephone that such Registration Statement be declared effective at some other time.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the common stock of the Company be declared effective concurrently with the above-referenced Registration Statement.

The Company hereby acknowledges the following:

•	the action of the Securities and Exchange Commission (the “Commission”) or the staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the staff in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement;
•	the Company may not assert the action of the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and
•	the Company is aware of its obligations under the Securities Act of 1933, as amended.

Sincerely,

FELDMAN MALL PROPERTIES, INC.

By:      /s/ James Bourg

      Name: James Bourg
      Title:  Executive Vice President and Secretary